================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20449

                                     FORM 15

                     CERTIFICATION AND NOTICE OF TERMINATION
                       OF REGISTRATION UNDER SECTION 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 333-34585

                             -----------------------


                    Emerson Telecommunication Products, Inc.
        (successor by merger to Jordan Telecommunication Products, Inc.)
        -----------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                           ArborLake Centre, Suite 550
                               1751 Lake Cook Road
                            Deerfield, Illinois 60015
                                 847 945 5591
  ---------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              13 1/4% Series B Senior Exchangeable Preferred Stock
                         due 2009 ("Preferred Stock");
             9 7/8% Series B Senior Notes due 2007 ("Senior Notes");
       11 3/4% Series B Senior Discount Notes due 2007 ("Discount Notes")
     ---------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                     ------

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)       o              Rule 12h-3(b)(1)(i)        x
      Rule 12g-4(a)(1)(ii)      o              Rule 12h-3(b)(1)(ii)       o
      Rule 12g-4(a)(2)(i)       o              Rule 12h-3(b)(2)(i)        o
      Rule 12g-4(a)(2)(ii)      o              Rule 12h-3(b)(2)(ii)       o
                                               Rule 15d-6                 o

     Approximate number of holders of record as of the certification or notice date: None (Preferred Stock); Two (Senior Notes); One (Discount Notes)

         Pursuant to the requirements of the Securities Exchange Act of 1934, Emerson Telecommunication Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                      EMERSON TELECOMMUNICATION PRODUCTS, INC.
                                     (formerly known as Jordan Telecommunication
                                       Products, Inc.)

Dated as of January 31, 2000           By:/s/ Harley Smith
                                          -------------------
                                          Name: Harley Smith
                                          Title: Secretary

================================================================================